Urologix, Inc.

14405 21st Ave North

Minneapolis, MN 55447

March 12, 2009

VIA EDGAR

Mr. David Burton, Staff Accountant

Ms. Lynn Dicker, Reviewing Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 6010

Washington, D.C. 20549

Re:	Urologix, Inc. (the “Company”)
Form 10-K for fiscal year ended June 30, 2008
Filed on September 29, 2008
File No. 0-28414

Dear Mr. Burton and Ms. Dicker:

As requested, we are responding to your letter dated February 26, 2009. To further respond to one of your comments, the Company is also filing an Amendment No. 1 to Form 10-K for the year ended June 30, 2008 concurrently with the filing of this letter.

For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Form 10-K for the fiscal year ended June 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

Valuation of Identifiable Intangible Assets and Goodwill, page 25

1.

We note your disclosures here are the same as the disclosures regarding goodwill and intangible assets in Note 2 to your financial statements. Please note that your discussion of critical accounting policies and estimates should supplement, not duplicate, the discussion included in Note 2 to your financial statements. Please revise future filings to expand your discussion of this critical accounting estimate to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in determining the amount of any goodwill and intangible impairments. Specifically,

Securities and Exchange Commission

March 12, 2009

address why the estimates bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future. Refer to SEC Release 33-8350.

RESPONSE: Because the impairment charges in fiscal year ended June 30, 2008 eliminated the Company’s goodwill and significantly reduced its net other intangible assets, the Company does not anticipate that estimates relating to goodwill and intangible assets will be a critical accounting estimate for the Company’s year ended June 30, 2009. However, the Company will follow the guidance reflected in Release No. 33-8350 in its disclosure of future critical accounting estimates.

Item 8.	Financial Statements and Supplementary Data, page 33

Management’s Report on Internal Control over Financial Reporting, page 34

2.	We note your statement that “management believes that the Company maintained effective internal control over financial reporting as of June 30, 2008”. It does not appear that you have reached a conclusion that these internal controls are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

RESPONSE: In future filings, the Company will revise the language relating to internal control over financial reporting to more clearly state management’s conclusion regarding the effectiveness of such internal controls. Further, to clarify the disclosure contained in the Form 10-K, management concluded that the Company maintained effective internal control over financial reporting as of June 30, 2008.

Note 8 Goodwill Impairment and Reversal of Related Deferred Tax Liability, page 51

3.	We note that as of June 30, 2007 you recorded asset impairment charges of $6 million in connection with implementation of an end-of-life plan for your Prostatron control units and Prostaprobe catheters along with a reduction in the remaining estimated useful life of the developed technologies and trademarks (as disclosed in Note 4). Further, as disclosed herein, you conducted your annual test of goodwill for impairment in May 2007 and then updated for the fiscal year ended June 30, 2007 and found no impairment. Please tell us how you concluded that goodwill of $10.2 million was not impaired until as of December 31, 2007 rather than sooner—i.e., as of June 30, 2007. We note that during fiscal 2007, along with asset impairment charges, stock prices were declining and negative operating results were reported.

RESPONSE: The Company used the two-step impairment test as prescribed by Financial Accounting Standards Board, Statement (SFAS) 142, “Goodwill and Other Intangible Assets,” to

Securities and Exchange Commission

March 12, 2009

identify if we had potential goodwill impairment as of June 30, 2007. The first step of the goodwill impairment test is to compare the fair value of the reporting unit with its carrying amount, including goodwill. Since we only have one reporting unit, we compared our market capitalization as of June 30, 2007, to the carrying amount of the Company’s net assets. The market capitalization of the Company was approximately $32.0 million as of the close of business on June 30, 2007, as compared to the carrying amount of the Company’s net assets of approximately $27.9 million on that date. As a result, we did not believe that it was necessary to proceed to the step two analysis as prescribed under SFAS No. 142.

In accordance with SFAS No. 142, goodwill should be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2007, our stock price had declined approximately 48% as compared to the end of our fiscal year 2007. The significant decline in our stock price prompted us to perform an impairment test as of December 31, 2007. Given that our market capitalization was approximately $16.6 million as of December 31, 2007, which was substantially lower than the carrying amount of our net assets, we proceeded to the second step of our impairment analysis in accordance with SFAS No. 142. As a result of our step two analysis, we determined that the entire goodwill balance was impaired and appropriately recorded the impairment charge in the second quarter of fiscal year 2009.

Exhibits 31.1 and 31.2

4.	We note that the certifications filed as Exhibits 31.1 and 31.2 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your June 30, 2008 Form 10-K to present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K. You may file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification

RESPONSE: Concurrently with the filing of this letter, the Company is filing an Amendment No. 1 to its Form 10-K for the year ended June 30, 2008 to provide the corrected form of certifications as Exhibits 31.1 and 31.2.

In response to your request, by this letter the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

March 12, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (763) 475-1400.

Sincerely,

/s/ Rebecca J. Weber
Rebecca J. Weber
Controller and Director of Finance